UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

HAPPINESS BIOTECH GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On January 18, 2021, Fujian Happiness Biotech Co., Limited, (“Happiness Fujian”) a limited liability company organized under the laws of the PRC and a wholly-owned indirect subsidiary of Happiness Biotech Group Limited (the “Company”), entered into a letter of intent (the “LOI”) with an equity owner (the “Seller”) of Fujian Shennong Jiagu Development Company Limited (“Shennong”) for the purchase of 70% of the equity interest of Shennong (the “Equity Interests”). The consideration will be in cash and in the shares of the Company, which will be determined upon further negotiation between the parties and the results Shennong’s asset evaluation. Pursuant to the LOI, Fujian Happiness paid RMB 60 million (approximately US$9.38 million) as an advance to the Seller.

Shennong is a private company incorporated in the PRC with its principal business engaged in focusing on trading of agriculture products and supply chain management. Upon the completion of the proposed acquisition, Shennong will become a subsidiary of Happiness Fujian and an indirect subsidiary of the Company.

On October 20, 2021, Happiness Fujian, the Seller, Shennong, and the Company entered into a definitive agreement for the transaction contemplated in the LOI (the “Agreement”). The parties agreed that the valuation of all the equity interests of Shennong is RMB 103 million (approximately $16.1 million). The total consideration to be paid for the Equity Interests are RMB48 million (approximately $7.5 million) in cash and 4,200,000 ordinary shares of the Company (the “Shares”) to be issued to the Seller or his appointees. The Seller will return RMB 12 million (approximately $1.9 million) which was previously paid to him as an advance pursuant to the LOI and the Company will issue the Shares in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder. The closing of the transaction shall take place after all necessary consents and regulatory approvals have been obtained.

According to the Agreement, in the event that the aggregate net profits of Shennong in the next three fiscal years are less than RMB 45 million (approximately $7 million), than Happiness Fujian has the right to request Mr. Wensheng Liu to purchase back the Equity Interests at the price RMB 72.1 million (approximately $11.3 million) in cash.

The description of the Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement which is filed herewith as Exhibit 4.1, and incorporated herein by reference.

The audited financial statements of Shennong and the unaudited pro forma financial information of the Company after giving effect to the consummation of the acquisition of Shennong are also filed herewith as Exhibits 99.1 and 99.2.

Exhibits

Exhibit No.	Description
4.1	Share Purchase Agreement, dated October 20, 2021, by and between Happiness Fujian, Shennong and the Company
23.1	Consent of Beijing Huahao Certified Public Accountants General Partnership
99.1	Fujian Shennong Jiagu Development Company Limited Financial Statements
99.2	Happiness Biotech Group Limited Unaudited Pro Forma Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Biotech Group Limited

Date: October 25, 2021	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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